Exhibit 99.1

                               [GRAPHIC OMITTED]

      Rediff.Com Reports Results For The First Quarter Ended June 30, 2006

Mumbai, India, July 20, 2006.

Rediff.com India Limited (NASDAQ: REDF), one of the leading worldwide online providers of news, information, communication, entertainment and shopping services for Indians worldwide, today announced its financial results for the first fiscal quarter ended June 30, 2006.

Highlights (all comparisons are with the same quarter of the previous year)

     o Revenues for the quarter ended June 30, 2006 were US$5.78 million; an increase of 37% over revenues from the quarter ended June 30, 2005.

     o India Online revenues for the quarter grew by 52% to US$4.06 million over revenues from the quarter ended June 30, 2005.

     o US Publishing revenues for the quarter grew by 12% to US$1.72 million over revenues from the quarter ended June 30, 2005.

     o Gross Margins increased to 78% for the quarter, compared to 69% for the quarter ended June 30, 2005.

     o Net income for the quarter was US$1.98 million, or 6.82 cents per ADS, compared to a net income of US$53,000, or 0.20 cents per ADS, for the quarter ended June 30, 2005.

     o Registered users grew to 45 million as of June 30, 2006, a 20% increase over the number of registered users as of June 30, 2005.


Online advertising continues to drive growth for the company as a whole, particularly the India Online business. Revenues from India online advertising grew 68% for the quarter ended June 30, 2006 compared to the same quarter in the prior fiscal year. Highlights for its India Online advertising business are as follows:

     1. The number of advertisers on the company's site for the quarter ended June 30, 2006 totaled approximately 165 brands, an increase of 24% over the number of advertisers during the same period in the prior fiscal year.

     2. Six industry categories accounted for 74% of advertising revenues for the quarter ended June 30, 2006: consumer financial services, employment, education, matrimonial, fast moving consumer goods (FMCG) and IT.

     3. For the quarter ended June 30, 2006, the top 10 advertisers contributed approximately 55% of advertising revenue for the India Online business, compared to 53% during the same period in the prior fiscal year.

According to the Manufacturers' Association of Information Technology (MAIT), personal computers penetration in India has trebled from 6 per 1,000 people in fiscal 2000-01, to 18 per 1,000 in 2005-06. MAIT also believes that PC sales in India will grow at a compounded annual growth rate of 30%.

Based on MAIT's research, contributing factors PC sales and Internet usage growth include:

a) A decrease in prices of better quality internet access (i.e. broadband) from one of India's leading national telecom service providers; and

b) Lower-priced PCs.

According to a study conducted by an independent market research company, it is important to note that the sharp growth in both the number of PC owners and Internet subscribers originating from metropolitan cities (with a population of over 1 million) across India, is not just limited to the top 8 cities (Chennai, Delhi, Kolkata, Mumbai, Ahmedabad, Bangalore, Hyderabad, Pune), but is also being witnessed in smaller cities across India.

Product Innovation

To capitalize on this rapidly growing user base, the company continues to invest in developing services.

     o The Company launched a beta version of its popular web-based mail service with new features that provides users an experience akin to the Outlook desktop client. These features include, but are not limited to, the ability to search for mails or attachments, drag and drop mails, and auto completion of email IDs. To internet users from smaller cities, use of their mother-tongue in a communication service like email is important. Rediffmail is currently available to such users in 11 Indian languages.

     o Usage of the company's VoIP-enabled Rediff Bol Instant Messenger grew steadily with a 40% increase in the number of unique users compared to the quarter ended March 31, 2006. With mobile users forming a sizeable potential user base, a beta version of Rediff Bol is now available for all WAP-enabled mobile phones. The company is also testing a downloadable client on Symbian OS mobiles within a closed user group.

     o The company launched a new home page with Web 2.0 features that enhance usability and browsing experience and which has three distinct sections:

         o "Directory of Services" with newer additions for a focused and faster selection of services;

         o "Search" which helps users seek out airfares, jobs, ringtones, classifieds and electronics in three simple steps; and

         o "Featured Users" which enables greater community participation through blogs on iLand or search and network with people using Connexions.

     o Rediff Classifieds, the company's performance-based ad platform that allows very small advertisers to benefit from online advertising, through use of an automated ad creating and uploading front end tool and built-in SMS enabled response mechanism, has become one of the leading online classifieds channels in India. As of June 30, 2006, Rediff Classifieds had 149 categories of ads and more than 130,000 listings.

     o The company's range of local search products saw increased usage during the first quarter for the fiscal 2006-07, over the prior quarter ended March 31, 2006.

         o Fare Search, which enables users to search and compare lowest airfares across all domestic airlines, reported an 87% jump in the number of searches.

         o Job Search, which allows users to choose from over 400,000 jobs across 100 sites, saw the number of searches increase by 77%.

         o The company's suite of local search products that experienced an increase in the number of searches also include: Product Search, which allows search and comparison of product features and prices (including a "Price History" feature); Connexions - a platform for searching and networking with people for business or social opportunities; and Ringtone Search.

o With a view to capitalizing on page view and search growth, the company is progressively deploying improved and enhanced content-sensing technology across its world wide web and search verticals that will allow it to better match ad content with user needs.

Branding and Advertising

     o With a view to growing the Indian online advertiser base, and to increase its depth of business-to-consumer (B2C) and small-to-medium
         (SME) advertisers, the company has been focusing on developing three key channels:

         o   Direct Sales Agents - who recruit B2C advertisers;

         o   Reseller network - who service existing advertisers; and

         o The self-enabling Rediff Classifieds platform with an easy-to-use ad-creating and upload front end tool.

     o The company's in-house advertising sales team will continue to focus on more established brands and larger corporate houses.

     o The company launched a national advertising campaign, promoting its new, improved and re-engineered Rediffmail across more than 20 television channels and select outdoor locations. This is being supported by active PR initiatives.

 "As the Indian Internet market grows, we will continue to focus on product innovation based on our users' requirements, as part of our core strategy," says Ajit Balakrishnan, Chairman and CEO, Rediff.com India Limited. "The other key area of focus is in developing platforms and user friendly tools to grow our base of smaller advertisers to include employment recruiters, travel agents and small business owners to optimize the Internet to reach potential customers across the country. We believe that this will benefit our users in search of, among other items, low airfares or travel packages, jobs and ring tones, with a wider choice of offerings."


Financial Results

Revenues
Revenues for the quarter ended June 30, 2006 increased by 37% to US$5.78 million, as compared to US$4.21 million in the same quarter last fiscal year.

Revenues from India Online, which comprised online advertising and fee-based services, increased by 52% to US$4.06 million during the quarter ended June 30, 2006 compared to US$2.68 million during the same quarter last fiscal year.

Revenues from US Publishing for the quarter ended June 30, 2006 increased by 12% to US$1.72 million from US$1.53 million during the quarter ended June 30, 2005.

Gross Margin
Gross Margin for the quarter ended June 30, 2006 increased to US$4.54 million, or 78%, compared to US$2.91 million, or 69%, during the same quarter last fiscal year.

Operating Expenses
Operating expenses increased by 33% to US$3.58 million for the quarter ended June 30, 2006, compared to US$2.69 million for the same quarter last fiscal year, primarily due to higher product development, advertising and marketing costs. Operating expenses for the current quarter included a charge of US$0.13 million due to a change in the way the company accounted for stock-based compensation from the intrinsic value method to the fair value method, in compliance with SFAS 123 R.

Operating EBITDA
Operating EBITDA increased to US$0.95 million for the quarter ended June 30, 2006 as compared to an Operating EBITDA of US$0.22 million for the corresponding quarter last fiscal year.

Depreciation / Amortization, Interest Income and Foreign Exchange
Depreciation / Amortization expenses increased to US$0.57 million for the quarter ended June 30, 2006 compared to US$0.28 million for the same quarter last fiscal year.

The net proceeds from the company's follow-on ADS offering in November 2005, some of which are held in a US Dollar denominated bank account, had a double effect: it contributed to an increase in interest income to US$0.85 million during the fiscal quarter ended June 30, 2006, compared to US$0.11 million during the same quarter last fiscal year. There was also a foreign exchange gain of US$0.77 million during the same quarter arising from the conversion of US Dollar balances to the company's functional currency for financial reporting purposes (i.e. the Indian Rupee), due to the weakening of the Indian Rupee against the US Dollar.

Net Income
Net Income for the quarter ended June 30, 2006 was US$1.98 million, or 6.82 cents per ADS, compared to a net income of US$53,000, or 0.20 cents per ADS, for the same quarter last fiscal year.

Total cash and cash equivalents and short term deposits with banks as of June 30, 2006 was approximately US$51.4 million.


About Rediff.com
Rediff.com (NASDAQ: REDF) is one of the premier worldwide online providers of news, information, communication, entertainment and shopping services for Indians worldwide. Rediff.com provides a platform for Indians worldwide to connect with one another online. Founded in 1996, Rediff.com is headquartered in Mumbai, India with offices in New Delhi and New York, USA.


Safe Harbor
Except for historical information and discussions contained herein, statements included in this release may constitute "forward-looking statements." These statements involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those that may be projected by these forward looking statements. These risks and uncertainties include but are not limited to the slowdown in the U.S. and Indian economies and in the sectors in which our clients are based, the slowdown in the Internet and IT sectors world-wide, competition, success of our past and future acquisitions, attracting, recruiting and retaining highly skilled employees, technology, legal and regulatory policy, managing risks associated with customer products, the wide spread acceptance of the Internet as well as other risks detailed in the reports filed by Rediff.com India Limited with the U.S. Securities and Exchange Commission. Rediff.com India Limited and its subsidiaries may, from time to time, make additional written and oral forward-looking statements, including statements contained in its filings with the Securities and Exchange Commission and its reports to shareholders. Rediff.com India Limited does not undertake to update any forward-looking statement that may be made from time to time by it or on its behalf.

                             STATEMENT OF OPERATIONS
                           Quarter Ended June 30, 2006

All figures are in US$ million, except for per ADS and ADS outstanding figures
--------------------------------------------------------------------------------
                                                  Quarter ended June 30,
                                                   2006              2005
                                               (Unaudited)        (Unaudited)
--------------------------------------------------------------------------------

Revenues
India Online                                       4.06              2.68
US Publishing                                      1.72              1.53
Total Revenues                                     5.78              4.21

Cost Of Revenues                                  (1.25)            (1.30)

Gross Margin                                       4.54              2.91
Gross Margin %                                      78%               69%

Operating Expenses                                (3.58)            (2.69)

Operating EBITDA                                   0.95              0.22

Depreciation / Amortization                       (0.57)            (0.28)
Interest Income                                    0.85              0.11
Foreign Exchange                                   0.77              0.01

Profit/ (Loss) before income taxes
                                                   2.00              0.06

Tax                                               (0.02)            (0.00)

 Net Income/ (Loss)                                1.98              0.05

Net Income/ ( Loss) per ADS (in US cents)          6.82              0.20

Net Income/ (Loss) per ADS (in US cents)
diluted                                            6.70              0.20

Weighted average ADS Outstanding (in
millions)
                                                  29.08              25.76

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Notes

     o   Each ADS represents one half of an equity share.

     o The above numbers are subject to audit and while no significant changes are anticipated, the audited numbers could vary from the above.

     o The presentation of certain figures of the corresponding quarter in the previous year have been re-arranged or re-classified to correspond to the current quarter.


Non-GAAP Measures Note
Operating EBITDA and non-GAAP Operating Expenses are the non-GAAP measures in this press release. These measurements are not recognized under generally accepted accounting principles ("GAAP").

Operating EBITDA represents income (loss) from operations prior to adjustments for depreciation/ amortization, non-recurring items and other income or expense and tax. However, other companies may calculate operating EBITDA differently. Operating EBITDA is not intended to represent cash flows as defined by generally accepted accounting principles and should not be considered as an indicator of cash flow from operations. We have included information concerning operating EBITDA in this press release because management and our board of directors use it as a measure of our performance. In addition, future investment and capital allocation decisions are based on operating EBITDA. Investors and industry analysts use operating EBITDA to measure the company's performance to historic results and our peer group. The reconciliation between operating EBITDA and net income (loss), the GAAP measure, is as follows:


           RECONCILIATION FROM OPERATING EBITDA TO NET PROFIT/ (LOSS)
                                               (All figures are in US$ million)
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                                                     Quarter ended June 30
-------------------------------------------------------------------------------
                                                     2006             2005
-------------------------------------------------------------------------------
                                                  (Unaudited)      (Unaudited)
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Operating EBITDA (Non-GAAP)                          0.95             0.22
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Depreciation / Amortization                         (0.57)           (0.28)
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Interest Income                                      0.85             0.11
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Foreign Exchange Gain/ (Loss)                        0.77             0.01
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Profit / (Loss) before income taxes                  2.00             0.06
-------------------------------------------------------------------------------

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Tax                                                 (0.02)           (0.00)
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Net Income/ (Loss) (GAAP)                            1.98             0.05
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Non-GAAP operating expenses represent our operating expenses comprised of sales and marketing, product development and general and administrative expenses net of depreciation and amortization. We have used the non-GAAP operating expense to compute our operating EBITDA. A reconciliation of the GAAP operating expense to non-GAAP operating expense is as follows:


             RECONCILIATION FROM GAAP TO NON-GAAP OPERATING EXPENSES
                          (QUARTER ENDED June 30, 2006)

                                                 All figures are in US$ million
-------------------------------------------------------------------------------
                                                Quarter Ended
                                       June 2006              June 2005
                                      (Unaudited)            (Unaudited)
Operating Expenses (GAAP)                 4.15                   2.97

Depreciation/Amortization                (0.57)                 (0.28)

Operating Expenses (Non-GAAP)             3.58                   2.69

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For further details contact:
Ajay Menon
Investor Relations and Corporate Affairs Contact
Rediff.com India Limited
Email: investor@rediff.co.in
Tel.: +91-22-2444-9144 Extn.: 362
Fax.: +91-22-2445-5346